FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of February 29, 2008

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö  Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2008

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

TENARIS S.A.

CONSOLIDATED
FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

46a, Avenue John F. Kennedy – 2nd Floor.
L – 1855 Luxembourg

CONSOLIDATED INCOME STATEMENTS

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Year ended December 31,
	Notes	2007	2006	2005
Continuing operations
Net sales	1	10,042,008	7,727,745	6,209,791
Cost of sales	2	(5,515,767)	(3,884,226)	(3,429,365)
Gross profit		4,526,241	3,843,519	2,780,426
Selling, general and administrative expenses	3	(1,573,949)	(1,054,806)	(832,315)
Other operating income	5(i)	28,704	13,077	12,396
	5 (ii)	(23,771)	(9,304)	(14,595)
Operating income		2,957,225	2,792,486	1,945,912
Interest income	6	93,392	60,798	23,815
Interest expense	6	(275,648)	(92,576)	(52,629)
Other financial results	6	(22,754)	26,826	(79,772)
Income before equity in earnings of associated companies and income tax		2,752,215	2,787,534	1,837,326
Equity in earnings of associated companies	7	113,276	94,667	117,377
Income before income tax		2,865,491	2,882,201	1,954,703
Income tax	8	(823,924)	(869,977)	(567,368)
Income for continuing operations		2,041,567	2,012,224	1,387,335

Discontinued operations (see Note 29)
Income (loss) for discontinued operations		34,492	47,180	(3)

Income for the year		2,076,059	2,059,404	1,387,332

Attributable to:
Equity holders of the Company		1,923,748	1,945,314	1,277,547
Minority interest		152,311	114,090	109,785
		2,076,059	2,059,404	1,387,332

Earnings per share attributable to the equity holders of the Company during year
Weighted average number of ordinary shares (thousands)	9	1,180,537	1,180,537	1,180,537
Earnings per share (U.S. dollars per share)	9	1.63	1.65	1.08
Earnings per ADS (U.S. dollars per ADS)	9	3.26	3.30	2.16

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(all amounts in thousands of U.S. dollars)		At December 31, 2007		At December 31, 2006
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	3,269,007		2,939,241
Intangible assets, net	11	4,542,352		2,844,498
Investments in associated companies	12	509,354		422,958
Other investments	13	35,503		26,834
Deferred tax assets	21	310,590		291,641
Receivables	14	63,738	8,730,544	41,238	6,566,410
Current assets
Inventories	15	2,598,856		2,372,308
Receivables and prepayments	16	222,410		272,632
Current tax assets	17	242,757		202,718
Trade receivables	18	1,748,833		1,625,241
Other investments	19	87,530		183,604
Cash and cash equivalents	19	962,497	5,862,883	1,372,329	6,028,832
Current and non current assets held for sale	29		651,160		-
			6,514,043		6,028,832
Total assets			15,244,587		12,595,242
EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital		1,180,537		1,180,537
Legal reserves		118,054		118,054
Share premium		609,733		609,733
Currency translation adjustments		266,049		3,954
Other reserves		18,203		28,757
Retained earnings		4,813,701	7,006,277	3,397,584	5,338,619
Minority interest			523,573		363,011
Total equity			7,529,850		5,701,630
LIABILITIES
Non-current liabilities
Borrowings	20	2,869,466		2,857,046
Deferred tax liabilities	21	1,233,836		991,945
Other liabilities	22 (i)	185,410		186,724
Provisions	23(ii)	97,912		92,027
Trade payables		47	4,386,671	366	4,128,108
Current liabilities
Borrowings	20	1,150,779		794,197
Current tax liabilities		341,028		565,985
Other liabilities	22(ii)	252,204		187,701
Provisions	24(ii)	19,342		26,645
Customer advances		449,829		352,717
Trade payables		847,842	3,061,024	838,259	2,765,504
Liabilities associated with current and non-current assets held for sale	29		267,042		-
			3,328,066		2,765,504
Total liabilities			7,714,737		6,893,612
Total equity and liabilities			15,244,587		12,595,242

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 26.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (*)	Minority Interest	Total

Balance at January 1, 2007	1,180,537	118,054	609,733	3,954	28,757	3,397,584	363,011	5,701,630

Currency translation differences	-	-	-	262,095	-	-	47,766	309,861
Change in equity reserves (see Section III C)	-	-	-	-	(10,554)	-	-	(10,554)
Acquisition and decrease of minority interest	-	-	-	-	-	-	20,748	20,748
Dividends paid in cash	-	-	-	-	-	(507,631)	(60,263)	(567,894)
Income for the year	-	-	-	-	-	1,923,748	152,311	2,076,059

Balance at December 31, 2007	1,180,537	118,054	609,733	266,049	18,203	4,813,701	523,573	7,529,850

(*) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Minority Interest	Total

Balance at January 1, 2006	1,180,537	118,054	609,733	(59,743)	2,718	1,656,503	268,071	3,775,873

Currency translation differences	-	-	-	63,697	-	-	15,225	78,922
Change in equity reserves (see Section III C and Note 27 (d))	-	-	-	-	26,039	-	-	26,039
Acquisition of minority interest	-	-	-	-	-	-	(11,181)	(11,181)
Dividends paid in cash	-	-	-	-	-	(204,233)	(23,194)	(227,427)
Income for the year	-	-	-	-	-	1,945,314	114,090	2,059,404

Balance at December 31, 2006	1,180,537	118,054	609,733	3,954	28,757	3,397,584	363,011	5,701,630

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Other Distributable Reserve	Currency Translation Adjustment	Other Reserves	Retained Earnings	Minority Interest	Total

Balance at January 1, 2005	1,180,537	118,054	609,733	82	(30,020)	-	617,538	165,271	2,661,195
Effect of adopting IFRS 3 (see Section II F)	-	-	-	-	-	-	110,775	-	110,775

Adjusted balance at January 1, 2005	1,180,537	118,054	609,733	82	(30,020)	-	728,313	165,271	2,771,970
Currency translation differences	-	-	-	-	(29,723)	-	-	7,180	(22,543)
Increase in equity reserves in Ternium	-	-	-	-	-	2,718	-	-	2,718
Acquisition of minority interest	-	-	-	-	-	-	-	153	153
Dividends paid in cash	-	-	-	(82)	-	-	(349,357)	(14,318)	(363,757)
Income for the year	-	-	-	-	-	-	1,277,547	109,785	1,387,332

Balance at December 31, 2005	1,180,537	118,054	609,733	-	(59,743)	2,718	1,656,503	268,071	3,775,873

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended December 31,
(all amounts in thousands of U.S. dollars)	Note	2007	2006	2005
Cash flows from operating activities
Income for the year		2,076,059	2,059,404	1,387,332
Adjustments for:
Depreciation and amortization	10 & 11	514,820	255,004	214,227
Income tax accruals less payments	28 (ii)	(393,055)	56,836	149,487
Equity in earnings of associated companies		(94,888)	(94,667)	(117,377)
Interest accruals less payments, net	28 (iii)	(21,302)	21,909	1,919
Income from disposal of investment and other		(18,388)	(46,481)	-
Changes in provisions		(421)	8,894	6,497
Proceeds from Fintecna arbitration award net of BHP settlement		-	-	66,594
Changes in working capital	28 (iv)	(110,425)	(469,517)	(433,939)
Other, including currency translation adjustment		68,224	19,474	20,583
Net cash provided by operating activities		2,020,624	1,810,856	1,295,323

Cash flows from investing activities
Capital expenditures	10 & 11	(447,917)	(441,472)	(284,474)
Acquisitions of subsidiaries and minority interest	27	(1,927,262)	(2,387,249)	(48,292)
Other disbursements relating to the acquisition of Hydril		(71,580)	-	-
Decrease in subsidiaries / associated		27,321	52,995	-
Convertible loan to associated companies		-	-	(40,358)
Proceeds from disposal of property, plant and equipment and intangible assets		24,041	15,347	9,995
Dividends and distributions received from associated companies	12	12,170	-	59,127
Changes in restricted bank deposits		21	2,027	11,452
Reimbursement from trust funds		-	-	(119,907)
Investments in short terms securities		96,074	(63,697)	119,666
Net cash used in investing activities		(2,287,132)	(2,822,049)	(292,791)

Cash flows from financing activities
Dividends paid		(507,631)	(204,233)	(349,439)
Dividends paid to minority interest in subsidiaries		(60,263)	(23,194)	(14,318)
Proceeds from borrowings		2,718,264	3,033,230	1,222,861
Repayments of borrowings		(2,347,054)	(1,105,098)	(1,463,233)
Net cash (used in) provided by financing activities		(196,684)	1,700,705	(604,129)
(Decrease) Increase in cash and cash equivalents		(463,192)	689,512	398,403

Movement in cash and cash equivalents
At the beginning of the period		1,365,008	680,591	293,824
Effect of exchange rate changes		52,487	(5,095)	(11,636)
(Decrease) Increase in cash and cash equivalents		(463,192)	689,512	398,403
At December 31,	28 (iv)	954,303	1,365,008	680,591

Non-cash financing activity
Conversion of debt to equity in subsidiaries	35,140	-	-

The accompanying notes are an integral part of these consolidated financial statements.

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION	V.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating items
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings of associated companies
F	Intangible assets	8	Income tax
G	Impairment of non financial assets	9	Earnings and dividends per share
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade receivables	12	Investments in associated companies
K	Cash and cash equivalents	13	Other investments non current
L	Shareholders’ Equity	14	Receivables - non current
M	Borrowings	15	Inventories
N	Income taxes - Current and Deferred	16	Receivables and prepayments
O	Employee - related liabilities	17	Current tax assets
P	Employees’ statutory profit sharing	18	Trade receivables
Q	Provisions and other liabilities	19	Cash and cash equivalents, and Other investments
R	Trade payables	20	Borrowings
S	Revenue recognition	21	Deferred income tax
T	Cost of sales and sales expenses	22	Other liabilities
U	Earnings per share	23	Non-current allowances and provisions
V	Derivative financial instruments	24	Current allowances and provisions
		25	Derivative financial instruments
III.	FINANCIAL RISK MANAGEMENT	26	Contingencies, commitments and restrictions on the distribution of profits
		27	Business combinations and other acquisitions
IV.	IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS	28	Cash flow disclosures
		29	Current and non current assets held for sale and discontinued operations
		30	Related party transactions
		31	Principal subsidiaries

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”), a Luxembourg corporation (societé anonyme holding), was incorporated on December 17, 2001, as a holding company in steel pipe manufacturing and distributing operations. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. References in these financial statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries.

The Company’s shares trade on the Milan Stock Exchange, the Buenos Aires Stock Exchange and the Mexico City Stock Exchange; the Company’s American Depositary Securities trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issue by the Company’s Board of Directors on February 27, 2008.

II. ACCOUNTING POLICIES

A	Basis of presentation

The Consolidated Financial Statements of Tenaris and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss.  The Consolidated Financial Statements are presented in thousands of U.S. dollars (“$”).

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of consolidated financial statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

B	Group accounting

(1)	Subsidiary companies

Subsidiary companies are entities which are controlled by Tenaris as a result of its ownership of more than 50% of the voting rights or its ability to otherwise govern an entity’s financial and operating policies. Subsidiaries are consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date that the Company ceases to have control.

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of Tenaris share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Material intercompany transactions and balances between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

See Note 31 for the list of the principal subsidiaries.

B	Group accounting (Cont.)

(2)	Associated companies

Investments in associated companies are accounted for by the equity method of accounting and initially recognized at cost. Associated companies are companies in which Tenaris owns between 20% and 50% of the voting rights or over which Tenaris has significant influence, but does not have control. Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris’ interest in the associated companies. Unrealized losses are also eliminated but considered an impairment indicator of the asset transferred. Financial statements of associated companies have been adjusted where necessary to ensure consistency with IFRS. The Company’s pro-rata share of earnings in associated companies is recorded in Equity in earnings of associated companies. The Company’s pro-rata share of changes in other reserves is recognized in reserves in the Statement of Changes in Equity.

The Company’s investment in Ternium S.A. (“Ternium”) has been accounted for by the equity method, as Tenaris has significant influence as defined by IAS 28, Investments in Associates. At December 31, 2007, Tenaris holds 11.46% of Ternium’s common stock. The Company’s investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin N.V., Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value was $22.6 million less than Tenaris’ proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris’ investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position. Ternium carried out an initial public offering (“IPO”) of its shares on February 1, 2006, listing its ADS on the New York Stock Exchange.

C	Segment information

The Company is organized in three major business segments: Tubes, Projects and Other.

The Tubes segment includes the operations that consist of the production and selling of both seamless and welded steel tubular products and related services mainly for energy and industrial applications.

The Projects segment includes the operations that consist of the production and selling of welded steel pipe products mainly used in the construction of major pipeline projects.

The Others segment includes the operations that consist of the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment and raw materials, such as hot briquetted iron, or HBI, that exceed Tenaris’s internal requirements.

In May 2007, Tenaris acquired Hydril Company (“Hydril”), a company engaged in engineering, manufacturing and selling of premium connections and pressure control products for oil and gas drilling production. Hydril’s premium connections business was allocated to the Tubes segment and a new segment was initially created -Pressure Control- for Hydril’s pressure control business. On January 28, 2008, Tenaris entered into an agreement with General Electric Company (GE) to sell the pressure control business; in accordance with IFRS 5, the pressure control business has been disclosed as current and non current assets and liabilities held for sale and discontinued operations.

Corporate general and administrative expenses have been allocated to the Tubes segment.

C	Segment information (Cont.)

Tenaris groups its geographical information in five areas: North America, South America, Europe, Middle East and Africa, and Far East and Oceania. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets and capital expenditures and associated depreciation and amortization are based on the geographic location of the assets.

D	Foreign currency translation

(1)	Functional and presentation currency

IAS 21 (revised) defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris’ global operations. Generally, the functional currency of the Company’s subsidiaries is the respective local currency. Tenaris argentine operations, however, which consist of Siderca S.A.I.C. (“Siderca”) and its Argentine subsidiaries, have determined their functional currency to be the U.S. dollar, based on the following considerations:

•
Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the price considers exposure to fluctuation in the rate of exchange rate versus the U.S. dollar;

•	Prices of critical raw materials and inputs are priced and settled in U.S. dollars;
•	The exchange rate of the currency of Argentina has long-been affected by recurring and severe economic crises; and
•	Net financial assets and liabilities are mainly received and maintained in U.S. dollars.

In addition to Siderca, the Colombian subsidiaries and most of the Company’s distributing subsidiaries and intermediate holding subsidiaries have the U.S. dollar as their functional currency, reflecting the transaction environment and cash flow of these operations.

(2)	Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Balance sheet positions are translated at the end-of-year exchange rates. Translation differences are recognized in equity as currency translation adjustments. In the case of a sale or other disposal of any such subsidiary, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

(3)	Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions, including intercompany transactions, and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency, are recorded as gains and losses from foreign exchange and included in Other Financial results in the income statement.

E	Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses. Property, Plant and Equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

E	Property, plant and equipment (Cont.)

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23(“Borrowing Costs”) . Capital assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Buildings and improvements	30-50 years
Plant and production equipment	10-20 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The residual values and useful lives of significant plant and equipment are reviewed, and adjusted if appropriate, at each year-end date. Any charges from such reviews are included in Cost of sales in the Income Statement.

Management’s reestimation of assets useful lives, performed in accordance with IAS 16 (“Property plant and equipment”), did not materially affect depreciation expenses for 2007.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing net proceeds with the carrying amount of assets. These are included in Other operating income or Other operating expenses in the Income Statement.

F	Intangible assets

(1)	Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’ share of net assets acquired as part of business combinations determined mainly by independent valuation. Separately recognized goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. No impairment losses related to goodwill were recorded by Tenaris during the three years covered by these Consolidated Financial Statements. In the event of impairment, reversals are not allowed. Goodwill is included in Intangible assets, net on the Balance Sheet.

Goodwill is allocated to cash-generating units (“CGU’s”) for the purpose of impairment testing. The allocation is made to those CGU expected to benefit from the business combination which generated the goodwill being tested.

Negative goodwill represents an excess of the fair value of identifiable net assets acquired in a business combination over the cost of the acquisition. IFRS 3 (“Business Combinations”) requires negative goodwill to be recognized immediately as a gain in the Income Statement.

F	Intangible assets (Cont.)

(1)	Goodwill (Cont.)

Upon the adoption of IFRS 3, adopted together with the revised IAS 38 (“Intangible Assets”), and IAS 36 (“Impairment of Assets”), previously accumulated negative goodwill was required to be derecognized through an adjustment to retained earnings. The derecognition of negative goodwill in this manner resulted in an increase of $110.8 million in the opening balance of the Company's equity at January 1, 2005.

(2)	Information systems projects

Costs associated with developing or maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable they have economic benefits exceeding one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are classified as Selling, general and administrative expenses in the Income Statement.

(3)	Licenses, patents, trademarks and proprietary technology

Expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight-line method over their estimated useful lives, not exceeding a period of 10 years.

Trademarks acquired through acquisitions amounting to $149.1 million at December 31, 2007, out of which $57.1 million are disclosed within current and non current assets held for sale, have indefinite useful lives according to external appraisal. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

(4)	Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the income statement as incurred. Research and development expenditures included in Cost of sales for the years 2007, 2006 and 2005 totaled $61.7 million , $46.9 million and $34.7 million, respectively.

(5)	Customer relationships and backlog acquired in a business combination

In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships and backlog separately from goodwill attributable to the acquisition of Maverick and Hydril, as further disclosed in Note 27 (a) and (c).

Customer relationships are amortized using the straight-line method over a useful average life of approximately 14 years for Maverick and 10 years for Hydril.

Backlog refers to fair value calculated with the discounted cash flow method of agreements and/or relationships that effectively represent "pre-sold" business for Hydril pressure control. It is amortized using the straight-line method over a useful average life of approximately 2 years.

G	Impairment of non financial assets

In accordance with IFRS 3, IAS 36 and IAS 38, long-lived assets including identifiable intangible assets and goodwill are regularly reviewed for impairment.

Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test for possible impairment whereas, the remaining long lived assets are tested whenever events or changes in circumstances indicate that the balance sheet carrying amount of the asset may not be recoverable.

To carry out these tests, assets are grouped into CGUs. The value in use of these units is determined on the basis of the present value of net future cash flows which will be generated by the assets tested. Cash flows are discounted at rates that reflect specific country and currency risks.

H	Other investments

Other investments consist primarily of investments in financial debt instruments.

All of Tenaris investments are classified as financial assets “at fair value through profit or loss”.

Purchases and sales of financial investments are recognized as of the trade date, which is the date that Tenaris commits to purchase or sell the investment, and which is not significantly different from the actual settlement date. The change in fair value of financial investments designated as held at fair value through profit or loss is charged to Financial results in the Income Statement.

Results from financial investments are recognized in Financial results in the income statement.

The fair values of quoted investments are based on current mid prices (see Section III. Financial Risk Management). If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques.

I	Inventories

Inventories are stated at the lower of cost (calculated principally on the first-in-first-out “FIFO” method) and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, other direct costs and related production overhead costs. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued based on supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging.  An allowance for slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J	Trade receivables

Trade receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade accounts receivable on a regular basis and, when aware of a specific client’s difficulty or inability to meet its obligations to Tenaris, impairs any amounts due by means of a charge to an allowance for doubtful accounts receivable. Additionally, this allowance is adjusted periodically based on the aging of receivables.

K	Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, short-term money market funds and highly liquid short-term securities with a maturity of less than 90 days at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value, or at historical cost which approximates fair market value.

For the purposes of the cash flow statement, cash and cash equivalents is comprised of cash, bank accounts and short-term highly liquid investments and overdrafts.

On the Balance Sheet, bank overdrafts are included in borrowings in current liabilities.

L	Shareholders’ Equity

(1)	Basis of presentation

The consolidated statement of changes in equity includes:

•	The value of share capital, legal reserve, share premium and other distributable reserve calculated in accordance with Luxembourg Law;
•	The currency translation adjustment, other reserves, retained earnings and minority interest calculated in accordance with IFRS.

(2)	Share capital

Total ordinary shares issued and outstanding as of December 31, 2007, 2006 and 2005 is 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

(3)	Dividends paid by the Company to shareholders

Dividends payable are recorded in the Company’s financial statements in the year in which they are approved by the Company’s shareholders, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law. As a result, retained earnings included in the Consolidated Financial Statements may not be wholly distributable (See Note 26).

M	Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received net of transaction costs. In subsequent years, borrowings are stated at amortized cost.

N	Income Taxes – Current and Deferred

Under present Luxembourg law, the Company is not subject to income tax, withholding tax on dividends paid to shareholders or capital gains tax payable in Luxembourg as long as the Company maintains its status as a “1929 Holding Billionaire Company”. Following a previously announced decision by the European Commission, the Grand-Duchy of Luxembourg has terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies -including the Company- will be entitled to continue benefiting from their current tax regime until December 31, 2010.

The current income tax charge is calculated on the basis of the tax laws in effect in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

N	Income Taxes – Current and Deferred (Cont.)

Deferred income taxes are calculated applying the liability method on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on fixed assets, depreciation on property, plant and equipment, valuation of inventories and provisions for pensions. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is expected to be settled, based on tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to utilize those recognized deferred tax assets against such income.

O	Employee-related liabilities

(a)	Employee severance indemnity

Employee severance indemnity costs are assessed annually using the projected unit credit method. Employee severance indemnity obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors and in accordance with current legislation and labor contracts in effect in each respective country. The cost of this obligation is charged to the income statement over the expected service lives of employees.

This provision is primarily related to the liability accrued for employees at Tenaris’ Italian and Mexican subsidiaries.

As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds or to maintain the contributions within the company. If the employee chooses to make contributions to the external funds Tenaris’ Italian subsidiary pays every year the matured contribution to the funds and no more obligation will be in charge of it. As a consequence of the abovementioned, the structure of the plan could be changed from a defined benefit plan to a defined contribution plan effective from the date of the choice, but only limited to the contributions of 2007 onwards.

(b)	Defined benefit pension obligations

Certain officers of Tenaris are covered by defined benefit employee retirement plans designed to provide post-retirement, termination and other benefits.

Post-retirement costs are assessed using the projected unit credit method. Post-retirement obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors.

Benefits provided under one of Tenaris’ plans are provided in U.S. dollars, and are calculated based on seven-year salary averages. Tenaris accumulates assets for the payment of benefits expected to be disbursed by this plan in the form of investments that are subject to time limitations for redemption. These investments are neither part of a specific pension plan nor are they segregated from Tenaris’ other assets. As a result, this plan is considered to be “unfunded” under IFRS definitions.

In one of its Canadian subsidiaries, Tenaris sponsors funded and unfunded non-contributory defined benefit pension plans. The plans provide defined benefits based on years of service and, in the case of salaried employees, final average salary. In addition Tenaris provides an unfunded non-contributory post-employment benefits plan to retirees from salaried employment.

Certain other officers and former employees of one specific Tenaris subsidiary are covered by a separate plan defined as “funded” under IFRS definitions.

All of Tenaris’ plans recognize actuarial gains and losses over the average remaining service lives of employees.

O	Employee-related liabilities (Cont.)

(c)	Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

(d)	Employee retention and long term incentive program

On January 1, 2007 Tenaris adopted an employee retention and long term incentive program. Pursuant to this program, certain senior executives will be granted with a number of units’ equivalent in value to the equity book value per share (excluding minority interest). The units will be vested over four years period and Tenaris will redeem vested units following a period of seven years from the grant date, or when the employee ceases employment, at the equity book value per share at the time of payment. Beneficiaries will also receive a cash amount per unit equivalent to the dividend paid per share whenever the Company pays a cash dividend to its shareholders.

Annual compensation under this program is not expected to exceed 35% in average of the total annual compensation of the beneficiaries.

The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2007, is $8.1 million. As of December 31, 2007, Tenaris has recorded a total liability of $11.1 million, based on actuarial calculations provided by independent advisors.

P	Employee statutory profit sharing

Under Mexican law, the Company’s Mexican subsidiaries are required to pay to their employees an annual benefit calculated on a similar basis to that used for local income tax purposes. Employee statutory profit sharing is calculated using the liability method, and is recorded in Current other liabilities and Non-current other liabilities on the balance sheet. Because Mexican employee statutory profit sharing is determined on a similar basis to that used for determining local income taxes, Tenaris accounts for temporary differences arising between the statutory calculation and reported expense as determined under IFRS in a manner similar to the calculation of deferred income tax.

Q	Provisions and other liabilities

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’ potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’ litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and net worth.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

R	Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost.

S	Revenue recognition

Tenaris’ products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery and when collection is reasonably assured. Delivery is defined by the transfer of risk provision of sales contracts and may include delivery to a storage facility located at one of the Company’s subsidiaries.

The Pressure Control business (disclosed as discontinued operations) and industrial equipment (included in Other segment) recognize revenues from long term contracts. These contracts are recognized using the percentage of completion method measured by the percentage of costs incurred to estimated final costs.

Other revenues earned by Tenaris are recognized on the following bases:

•	Interest income: on the effective yield basis.
•	Dividend income from investments in other companies: when Tenaris’ right to collect is established.

T	Cost of sales and sales expenses

Cost of sales and sales expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the income statement.

U	Earnings per share

Earnings per share are calculated by dividing the income attributable to equity holders of the Company by the daily weighted average number of common shares outstanding during the year.

V	Derivative financial instruments

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) has accounted them separately from their host contracts. This result has been recognized under “Net foreign exchange transaction results and changes in fair value of derivative instruments”.

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris’ operations and customer base expose the Company to a variety of risks, including the effects of changes in foreign currency exchange rates and interest rates. To manage the volatility related to these exposures, management evaluates exposures on a consolidated basis to take advantage of logical exposure netting. For a portion of the remaining exposures, the Company or its subsidiaries may enter into various derivative transactions in order to manage potential adverse impacts on the Tenaris’ financial performance. Such derivative transactions are executed in accordance with internal policies in areas such as counterparty exposure and hedging practices.

III. FINANCIAL RISK MANAGEMENT (Cont.)

A. Financial Risk Factors

(i)	Capital Risk

Tenaris seeks to maintain an adequate debt to total equity ratio considering the industry and the markets where it operates. The year end ratio of debt to total equity (where “debt” comprises all financial borrowings and “equity” is the sum of financial borrowings and shareholders’ equity) is 0.35 as of December 31, 2007, in comparison with 0.39 as of December 31, 2006. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

(ii)	Foreign exchange rate risk management

Tenaris manufactures and sells its products in a number of countries throughout the world and as a result is exposed to foreign exchange rate risk. Since the functional currency of the Company is the U.S. dollar the purpose of Tenaris’ foreign currency hedging program is to reduce the risk caused by changes in exchange rates against US dollar.

Tenaris’ exposure to currency fluctuations is reviewed on a periodic basis. A number of derivative transactions are performed in order to achieve an efficient coverage. Almost all of these hedging transactions are forward exchange rates contracts (see Note 25 Derivative Financial Instruments).

Tenaris does not hold or issue derivative financial instruments for speculative trading purposes.

Because a number of subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect management’s assessment of its foreign exchange risk hedging program. Intercompany balances between Tenaris subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The following table shows a breakdown of Tenaris’ assessed long / (short) balance sheet exposure to currency risk as of December 31, 2007, including the effect of forward exchange rate contracts in place. These balances include intercompany positions where the intervening parties have different functional currencies.

Exposure to	Functional Currency
in thousand $	USD	EUR		MXN		BRL	JPY	CAD	RON	VEB	CNY	Other
USD	(n/a )	(236,608)		(278,948)		209,932	145,438	4,522	(58,354)	(38,811)	(31,755)	(749)
EUR	44,256	(n/a	)	1,486		11,218	(213)	(799)	(19,681)	(3,832)	(180)	-
MXN	2,283	-		(n/a	)	-	-	-	-	-	-	-
JPY	439	-		-		-	(n/a )	(10)	-	-	(107)	-
CAD	(62,657)	256		663		-	(40)	(n/a )	-	-	-	-
RON	(19,208)	-		-		-	-	-	(n/a )	-	-	-
VEB	16,338	-		-		-	-	-	-	(n/a )	-	-
ARS	(156,359)	-		-		-	-	-	-	-	-	-
GBP	14,330	1,405		6		9	256	(8)	1,667	-	-	-
Other	(1,125)	-		-		-	19	-	-	-	-	-

The Company estimates that the impact under IFRS in the net exposure of a simultaneous +/- 1% favorable / unfavorable movement in the main exchange rates would result in a maximum pre-tax gain / loss of approximately +/- $13.4 million for 2007 as compared with a maximum pre-tax gain / loss of approximately +/- $13.7 million for 2006. Considering the above mentioned assumptions the maximum effect in shareholder’s equity originated in monetary assets and liabilities would result in approximately $5.9 million and $6.3 million for 2007 and 2006 respectively.

Additionally, the Company has an embedded derivative related to a ten year steel supply agreement contracted by a Canadian subsidiary of an amount of $292 million. The company estimates that the impact of +/- 1% favorable / unfavorable movement in the exchange rate would result in a maximum pre-tax gain / loss of approximately +/- $2.9 million.

A. Financial Risk Factors (Cont.)

(iii)	Interest rate risk management

Tenaris’ financing strategy is to manage interest expense using a mixture of fixed-rate and variable-rate debt. To manage this risk in a cost - efficient manner, Tenaris enters into interest rate swaps in which it agrees to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Tenaris has entered into interest rate swaps related to long-term debt to partially hedge future interest payments, as well as to convert borrowings from floating to fixed rates.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end (see Note 25 - Derivative financial instruments)

	As of 31 December,
	2007		2006
	Amount in million	Percentage	Amount in million	Percentage
Fixed rate	282.9	7%	242.5	7%
Variable rate	3,737.3	93%	3,408.7	93%

(iv)	Concentration of credit risk

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’ net sales in 2007 and 2006.

Tenaris’ credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Note II J).

Derivative counterparties and cash transactions are limited to high credit quality financial institutions normally investment grade.  More than 98.6% of Tenaris’ cash equivalents and short term investments correspond to Investment Grade-rated instruments as of December 31, 2007, in comparison with 98.1% as of December 31, 2006.

(v)	Liquidity risk

Management maintains sufficient cash and marketable securities or credit facilities to finance normal operations.  Tenaris also has lines of credit and access to market for short-term working capital needs.

B. Fair value estimation

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the market value is considered. Since most of the Company’s cash and marketable securities are short-term instruments, a change of 50 basis points in the reference interest rates would not have a significant impact in the fair value of financial assets.

Tenaris’ borrowings are accounted for at its amortized cost. Most borrowings are comprised of variable rate debt with a short term portion where interest has already been fixed. Tenaris estimate that the fair value of its main financial liabilities is approximately 100.4% in 2007 of its carrying amount including interests accrued as compared with 101.2% in 2006. Tenaris estimates that a change of 50 basis points in the reference interest rates would have an estimated impact of less than 0.1% in the fair value of borrowings as of December 31, 2007. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

Specific derivative instruments are priced using valuation tools in order to obtain market values.

C. Accounting for Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are initially recognized in the balance sheet at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a quarterly basis. Market rates are used for all pricing operations. This includes exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.

As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the Income Statement.

Tenaris designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly currency forward contracts on highly probable forecast transactions and interest rate swaps and collars). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris derivative financial instruments (asset or liability) continues to be reflected on the Balance Sheet.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2007, the effective portion of designated cash flow hedges amounts to $8.5 million and is included in Other Reserves in equity (see Note 25 Derivative Financial Instruments).

IV. IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

Standards early adopted by Tenaris
Tenaris early adopted IFRS 8 “Operating Segments” as from January 1, 2006, which replaces IAS 14 and requires an entity to report financial and descriptive information about its reportable segments (as aggregations of operating segments). Financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments also giving certain descriptive information. See Section II C.

Interpretations and amendments to published standards effective in 2007

(a)	IFRS 7, Financial Instruments: Disclosure

IFRS 7 introduces new disclosures about financial instruments. Tenaris has applied IFRS 7 for annual periods beginning on January 1, 2007.

(b)	Amendment to IAS 1, Presentation of financial statements – Capital disclosure

IAS 1 amendment requires new disclosures related to managing capital. Tenaris has applied this amendment for annual periods beginning on January 1, 2007.

IV. IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS (Cont.)

Interpretations and amendments to published standards effective in 2007 (Cont.)

(c)	IFRIC 9, Reassessment of Embedded Derivatives

IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a significant change in the terms of the contract. The application of this IFRIC from January 1, 2007 did not have a material impact in the Company’s financial statements.

(d)	IFRIC 10, Interim Financial Reporting and Impairment

Under this interpretation, no reversal to an impairment loss recognized in an interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost is allowed. The application of this IFRIC from January 1, 2007 did not have a material impact in the Company’s financial statements.

Management assessed the relevance of other new standards, amendments or interpretations effective for December, 2007 year-end and concluded that they are not relevant to Tenaris.

Interpretations and amendments to published standards that are not yet effective and have not been early adopted

(a)	IAS 1 Revised, Presentation of Financial Statements

IAS 1 (effective from January 1, 2009) has been revised to enhance the usefulness of information presented in the financial statements. The principal changes, among others, are: the introduction of a new statement of comprehensive income; additional disclosures about income tax, relating to each component of other comprehensive income; the introduction of new terminology, although not obligatory. Tenaris will apply IAS 1 Revised for annual periods beginning on January 1, 2009.

(b)	IAS 23 Revised, Borrowing Costs

IAS 23 (effective from January 1, 2009) eliminates the option of expensing all borrowing costs and requires borrowing costs to be capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. These amendments apply to borrowing costs incurred on qualifying assets for which the commencement date for capitalization is on or after January 1, 2009. Tenaris will apply IAS 23 Revised for annual periods beginning on January 1, 2009.

(c)	IFRIC 14 – IAS 19, The limit on a Defined Benefit Asset, minimum funding requirements and their interaction

IFRIC 14 (effective from January 1, 2008) provides guidance on assessing the limit in IAS 19, on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. Tenaris will apply IFRIC 14 from 1 January 2008, but it is not expected to have any impact on its accounts.

Management assessed the relevance of other new standards, amendments or interpretations not yet effective and concluded that they are not relevant to Tenaris.

V. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1	Segment information

Reportable operating segments

(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Unallocated	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2007
Net sales	8,552,641	876,289	613,078	-	10,042,008	238,220
Cost of sales	(4,427,868)	(620,836)	(467,063)	-	(5,515,767)	(157,356)
Gross profit	4,124,773	255,453	146,015	-	4,526,241	80,864
Selling, general and administrative expenses	(1,391,114)	(94,702)	(88,133)		(1,573,949)	(36,441)
Other operating income (expenses), net	(19,731)	24,089	575	-	4,933	(431)
Operating income	2,713,928	184,840	58,457	-	2,957,225	43,992
Segment assets	12,453,156	1,085,254	545,663	509,354	14,593,427	651,160
Segment liabilities	6,727,523	579,376	140,796	-	7,447,695	267,042
Capital expenditures	404,545	17,969	16,822	-	439,336	8,581

Depreciation and amortization	446,050	19,563	26,489	-	492,102	22,718

Year ended December 31, 2006
Net sales	6,826,868	453,536	447,341	-	7,727,745	503,051
Cost of sales	(3,234,015)	(326,402)	(323,809)	-	(3,884,226)	(486,312)
Gross profit	3,592,853	127,134	123,532	-	3,843,519	16,739
Selling, general and administrative expenses	(923,328)	(71,546)	(59,932)	-	(1,054,806)	(8,025)
Other operating income (expenses), net	1,022	749	2,002	-	3,773	2,469
Operating income	2,670,547	56,337	65,602	-	2,792,486	11,183
Segment assets	10,807,345	803,060	561,879	422,958	12,595,242	-
Segment liabilities	6,242,969	448,493	202,150	-	6,893,612	-
Capital expenditures	408,965	23,979	7,507	-	440,451	1,021

Depreciation and amortization	220,368	19,345	13,394	-	253,107	1,897

Year ended December 31, 2005
Net sales	5,127,984	789,989	291,818	-	6,209,791	526,406
Cost of sales	(2,724,550)	(520,404)	(184,411)	-	(3,429,365)	(513,393)
Gross profit	2,403,434	269,585	107,407	-	2,780,426	13,013
Selling, general and administrative expenses	(699,817)	(88,422)	(44,076)	-	(832,315)	(10,259)
Other operating income (expenses), net	(1,908)	(1,587)	1,296	-	(2,199)	(220)
Operating income	1,701,709	179,576	64,627	-	1,945,912	2,534
Segment assets	5,404,745	540,187	356,843	257,234	6,559,009	147,019
Segment liabilities	2,414,899	212,917	178,049	-	2,805,865	124,290
Capital expenditures	252,974	25,101	5,020	-	283,095	1,379

Depreciation and amortization	182,478	15,545	13,690	-	211,713	2,514

Transactions between segments, which were eliminated in consolidation, include sales of scrap and pipe protectors from the Others segment to the Tubes segment for $109,574, $88,118 and $41,163 in 2007, 2006 and 2005, respectively.

1	Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2007
Net sales	3,187,753	2,352,975	1,707,788	2,093,916	699,576	-	10,042,008	238,220
Total assets	7,471,569	3,342,206	2,315,187	507,331	447,780	509,354	14,593,427	651,160
Trade receivables	418,081	344,743	435,384	455,965	94,660	-	1,748,833	79,220
Property. plant and equipment, net	1,349,863	906,211	913,642	4,672	94,619	-	3,269,007	63,629
Capital expenditures	149,434	149,355	112,165	1,879	26,503	-	439,336	8,581

Depreciation and amortization	283,358	110,389	87,311	1,139	9,905	-	492,102	22,718

Year ended December 31, 2006
Net sales	2,182,936	1,520,210	1,398,458	1,957,707	668,434	-	7,727,745	503,051
Total assets	6,334,227	2,780,977	2,045,856	623,572	387,652	422,958	12,595,242	-
Trade receivables	425,734	189,779	392,060	519,022	98,646	-	1,625,241	-
Property. plant and equipment, net	1,209,277	864,425	787,058	2,813	75,668	-	2,939,241	-
Capital expenditures	121,976	145,956	137,608	367	34,544	-	440,451	1,021

Depreciation and amortization	98,967	90,224	57,037	780	6,099	-	253,107	1,897

Year ended December 31, 2005
Net sales	1,708,126	1,823,735	1,043,801	959,020	675,109	-	6,209,791	526,406
Total assets	2,213,075	2,089,419	1,355,615	289,363	354,303	257,234	6,559,009	147,019
Trade receivables	310,153	358,859	147,983	255,379	134,402	-	1,206,776	117,395
Property. plant and equipment, net	787,937	740,391	643,656	3,583	49,235	-	2,224,802	5,236
Capital expenditures	64,274	109,180	103,286	1,498	4,857	-	283,095	1,379

Depreciation and amortization	49,038	87,430	68,608	404	6,233	-	211,713	2,514

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil and Venezuela; “Europe” comprises principally France, Germany, Italy, Norway, Romania and the United Kingdom; “Middle East and Africa” comprises principally Algeria, Egypt, Nigeria, Saudi Arabia and the United Arab Emirates; “Far East and Oceania” comprises principally China, Indonesia, Japan and South Korea.

(*) Corresponds to Pressure Control (year 2007) and Dalmine Energie (year 2006 and 2005) operations (See Note 29).

2	Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2007	2006	2005

Inventories at the beginning of the year	2,372,308	1,376,113	1,269,470

Plus: Charges of the year
Raw materials, energy, consumables and other	4,183,577	3,514,396	2,954,580
Increase in inventory due to business combinations	152,500	592,341	5,500
Services and fees	392,531	384,223	324,799
Labor cost	766,173	512,854	420,714
Depreciation of property, plant and equipment	263,813	187,564	182,696
Amortization of intangible assets	1,737	2,738	5,025
Maintenance expenses	180,502	120,664	99,171
Provisions for contingencies	3,191	(87)	200
Allowance for obsolescence	24,371	(8,006)	20,303
Taxes	7,651	4,568	3,170
Other	82,453	55,478	33,243
	6,058,499	5,366,733	4,049,401
Deconsolidation / Transfer to assets held for sale	(158,828)	-	-
Less: Inventories at the end of the year	(2,598,856)	(2,372,308)	(1,376,113)
	5,673,123	4,370,538	3,942,758
From Discontinued operations	(157,356)	(486,312)	(513,393)
	5,515,767	3,884,226	3,429,365

3	Selling, general and administrative expense

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2007	2006	2005
Services and fees	193,389	133,304	122,953
Labor cost	402,919	279,768	214,216
Depreciation of property, plant and equipment	13,272	9,926	10,319
Amortization of intangible assets	235,998	54,776	16,187
Commissions, freight and other selling expenses	462,640	361,655	298,101
Provisions for contingencies	30,738	13,881	14,855
Allowances for doubtful accounts	5,035	1,199	7,069
Taxes	147,326	122,789	93,782
Other	119,073	85,533	65,092
	1,610,390	1,062,831	842,574
From Discontinued operations	(36,441)	(8,025)	(10,259)
	1,573,949	1,054,806	832,315

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2007	2006	2005
Wages, salaries and social security costs	1,139,587	778,573	622,523
Employees' severance indemnity	10,931	11,588	10,617
Pension benefits - defined benefit plans	7,454	2,461	1,790
Employee retention and long term incentive program	11,120	-	-
	1,169,092	792,622	634,930
From Discontinued operations	(43,058)	(4,898)	(5,356)
	1,126,034	787,724	629,574

At the year-end, the number of employees was 23,372 in 2007, 21,751 in 2006 and 17,693 in 2005.

5	Other operating items

		Year ended December 31,
	(all amounts in thousands of U.S. dollars)	2007	2006	2005
(i)	Other operating income
	Reimbursement from insurance companies and other third parties	2,611	1,611	1,966
	Net income from other sales	21,957	4,512	5,767
	Net income from sale of investments	-	6,933	-
	Net rents	2,437	2,490	2,501
	Fintecna arbitration award, net of legal expenses, related to BHP proceedings	-	-	1,752
	Other	1,834	-	410
		28,839	15,546	12,396
	From Discontinued operations	(135)	(2,469)	-
		28,704	13,077	12,396
(ii)	Other operating expenses
	Contributions to welfare projects and non-profits organizations	2,283	4,463	2,532
	Provisions for legal claims and contingencies	(51)	-	8,694
	Loss on fixed assets and material supplies disposed / scrapped	5,742	4,145	2,146
	Settlement of outstanding redemptions on Maverick’s 2005 notes	10,275	-	-
	Loss from natural disasters	5,693	-	-
	Allowance for doubtful receivables	395	(375)	1,443
	Other	-	1,071	-
		24,337	9,304	14,815
	From Discontinued operations	(566)	-	(220)
		23,771	9,304	14,595

6	Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2007	2006	2005
Interest income	93,458	61,401	24,268
Interest expense	(275,763)	(93,638)	(53,504)
Interest net	(182,305)	(32,237)	(29,236)

Net foreign exchange transaction results and changes in fair value of derivative instruments	(10,782)	29,129	(86,618)
Other	(11,969)	(1,828)	6,116
Other financial results	(22,751)	27,301	(80,502)

Net financial results	(205,056)	(4,936)	(109,738)

From Discontinued operations	46	(16)	1,152
	(205,010)	(4,952)	(108,586)

Each item included in this note differs from its corresponding line in the income statement because it includes discontinued operations’ results.

7	Equity in earnings of associated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2007	2006	2005
From associated companies	94,888	95,260	117,003
Gain on sale of associated companies and other	18,388	(593)	374
	113,276	94,667	117,377

8	Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2007	2006	2005
Current tax	936,831	897,427	637,623
Deferred tax	(97,799)	(17,386)	(61,837)
	839,032	880,041	575,786
Effect of currency translation on tax base (a)	(5,654)	(6,060)	(7,033)
	833,378	873,981	568,753
From Discontinued operations	(9,454)	(4,004)	(1,385)
	823,924	869,977	567,368

8	Income tax (Cont.)

The tax on Tenaris’ income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2007	2006	2005
Income before income tax	2,865,491	2,882,201	1,954,703

Tax calculated at the tax rate in each country	844,191	901,580	591,167
Non taxable income / Non deductible expenses	2,860	(32,562)	(32,807)
Changes in the tax rates in Italy, Colombia and Canada	(27,479)	-	-
Effect of currency translation on tax base (a)	(5,654)	(6,060)	(7,033)
Effect of taxable exchange differences	11,660	10,069	17,087
Utilization of previously unrecognized tax losses	(1,654)	(3,050)	(1,046)
Tax charge	823,924	869,977	567,368

(a)
Tenaris applies the liability method to recognize deferred income tax expense on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries, which have the U.S. dollar as their functional currency. These gains and losses are required by IFRS even though the devalued tax basis of the relevant assets will result in a reduced dollar value of amortization deductions for tax purposes in future periods throughout the useful life of those assets. As a result, the resulting deferred income tax charge does not represent a separate obligation of Tenaris that is due and payable in any of the relevant periods.

9	Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2007	2006	2005
Net income attributable to equity holders	1,923,748	1,945,314	1,277,547
Weighted average number of ordinary shares in issue	1,180,537	1,180,537	1,180,537
Basic and diluted earnings per share	1.63	1.65	1.08
Basic and diluted earnings per ADS	3.26	3.30	2.16
Dividends paid	(507,631)	(204,233)	(349,439)
Dividends per share	0.43	0.17	0.30
Dividends per ADS	0.86	0.35	0.59

Net income from discontinued operations	34,492	47,180	(3)
Basic and diluted earnings per share	0.03	0.04	0.00
Basic and diluted earnings per ADS	0.06	0.08	0.00

On November 7, 2007, the Company’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, on November 22, 2007, with an ex-dividend date of November 19.

On June 6, 2007, the Company’s shareholders approved an annual dividend in the amount of $0.30 per share of common stock currently issued and outstanding, which in the aggregate amounted to approximately $354 million. The cash dividend was paid on June 21, 2007.

On June 7, 2006, the Company’s shareholders approved an annual dividend in the amount of $0.30 per share of common stock currently issued and outstanding. The amount approved included the interim dividend previously paid on November 16, 2005, in the amount of $0.127 per share. Tenaris paid the balance of the annual dividend amounting to $0.173 per share ($0.346 per ADS) on June 16, 2006. In the aggregate, the interim dividend paid in November 2005 and the balance paid in June 2006 amounted to approximately $354 million.

The ratio of ordinary shares per American Depositary Shares (ADSs) was changed from a ratio of one ADS equal to ten ordinary shares to a new ratio of one ADS equal to two ordinary shares. The implementation date for this change was April 26, 2006, for shareholders of record at April 17, 2006. Earnings per ADS reflected above have been adjusted for this change in the conversion ratio.

10	Property, plant and equipment, net

Year ended December 31, 2007	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	542,947	5,991,966	168,173	392,843	28,412	7,124,341
Translation differences	19,840	184,258	4,845	20,324	1,345	230,612
Additions	10,502	12,321	2,753	393,579	6,417	425,572
Disposals / Consumptions	(9,289)	(37,596)	(8,230)	-	(1,113)	(56,228)
Transfers / Reclassifications	48,939	393,632	23,587	(473,857)	770	(6,929)
Increase due to business combinations (see Note 27)	55,551	81,418	6,973	8,598	-	152,540
Deconsolidation / Transfer to assets held for sale	(42,358)	(86,819)	(10,622)	(14,468)	(13)	(154,280)
Values at the end of the year	626,132	6,539,180	187,479	327,019	35,818	7,715,628

Depreciation
Accumulated at the beginning of the year	146,941	3,917,941	112,900	-	7,318	4,185,100
Translation differences	4,842	84,371	3,400	-	417	93,030
Depreciation charge	17,259	233,637	24,936	-	1,253	277,085
Transfers / Reclassifications	4	(1,418)	(4,724)	-	1,483	(4,655)
Disposals / Consumptions	(2,382)	(24,310)	(5,992)	-	-	(32,684)
Deconsolidation / Transfer to assets held for sale	(18,882)	(45,523)	(6,850)	-	-	(71,255)
Accumulated at the end of the year	147,782	4,164,698	123,670	-	10,471	4,446,621
At December 31, 2007	478,350	2,374,482	63,809	327,019	25,347	3,269,007

Year ended December 31, 2006	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	408,191	5,442,181	126,315	173,715	24,237	6,174,639
Translation differences	9,741	124,256	3,784	16,450	1,047	155,278
Additions	6,527	14,030	931	387,516	5,400	414,404
Disposals / Consumptions	(11,842)	(34,608)	(5,434)	(21)	(12,559)	(64,464)
Transfers / Reclassifications	12,633	171,274	19,505	(211,450)	7,731	(307)
Increase due to business combinations (see Note 27)	126,003	277,066	26,581	27,557	3,730	460,937
Deconsolidation / Transfer to assets held for sale	(8,306)	(2,233)	(3,509)	(924)	(1,174)	(16,146)
Values at the end of the year	542,947	5,991,966	168,173	392,843	28,412	7,124,341

Depreciation
Accumulated at the beginning of the year	136,231	3,700,676	100,823	-	6,871	3,944,601
Translation differences	1,865	56,212	2,197	-	330	60,604
Depreciation charge	11,094	174,279	11,332	-	785	197,490
Transfers / Reclassifications	(733)	(2,723)	3,470	-	(14)	-
Disposals / Consumptions	(38)	(8,941)	(2,865)	-	(3)	(11,847)
Deconsolidation / Transfer to assets held for sale	(1,478)	(1,562)	(2,057)	-	(651)	(5,748)
Accumulated at the end of the year	146,941	3,917,941	112,900	-	7,318	4,185,100
At December 31, 2006	396,006	2,074,025	55,273	392,843	21,094	2,939,241

Property, plant and equipment include capitalized interest for net amounts at December 31, 2007 and 2006 of $2,943 and $2,854, respectively.

11	Intangible assets, net

Year ended December 31, 2007	Information system projects	Licenses, patents and trademarks (*)	Goodwill (**)	Customer relationships	Total

Cost
Values at the beginning of the year	155,155	103,140	1,227,720	1,493,800	2,979,815
Translation differences	6,988	1,297	13,188	77,526	98,999
Additions	22,174	171	-	-	22,345
Increase due to business combinations (see Note 27)	1,600	497,780	1,042,015	593,800	2,135,195
Transfers	1,004	5,925	-	-	6,929
Reclassifications	-	460	(11,758)	231	(11,067)
Disposals	(506)	(209)	-	-	(715)
Deconsolidation / Transfer to assets held for sale	(342)	(108,041)	(122,128)	(93,351)	(323,862)
Values at the end of the year	186,073	500,523	2,149,037	2,072,006	4,907,639

Amortization and impairment
Accumulated at the beginning of the year	95,079	12,761	-	27,477	135,317
Translation differences	5,537	903	-	3,189	9,629
Amortization charge	23,819	56,423	-	157,493	237,735
Transfers	-	4,655	-	-	4,655
Disposals	(9)	(209)	-	-	(218)
Deconsolidation / Transfer to assets held for sale	(262)	(7,333)	-	(14,236)	(21,831)
Accumulated at the end of the year	124,164	67,200	-	173,923	365,287
At December 31, 2007	61,909	433,323	2,149,037	1,898,083	4,542,352

Year ended December 31, 2006	Information system projects	Licenses, patents and trademarks	Goodwill (**)	Customer relationships	Total

Cost
Values at the beginning of the year	129,417	10,285	113,433	-	253,135
Translation differences	5,649	1,000	-	-	6,649
Additions	26,137	931	-	-	27,068
Increase due to business combinations (see Note 27)	11,811	97,900	1,114,287	1,493,800	2,717,798
Transfers / Reclassifications	307	-	-	-	307
Disposals	(1,165)	(18)	-	-	(1,183)
Deconsolidation / Transfer to assets held for sale	(17,001)	(6,958)	-	-	(23,959)
Values at the end of the year	155,155	103,140	1,227,720	1,493,800	2,979,815

Amortization and impairment
Accumulated at the beginning of the year	85,164	8,872	-	-	94,036
Translation differences	4,175	1,131	-	-	5,306
Amortization charge	20,746	9,291	-	27,477	57,514
Transfers / Reclassifications	-	-	-	-	-
Disposals	(1,035)	(18)	-	-	(1,053)
Deconsolidation / Transfer to assets held for sale	(13,971)	(6,515)	-	-	(20,486)
Accumulated at the end of the year	95,079	12,761	-	27,477	135,317
At December 31, 2006	60,076	90,379	1,227,720	1,466,323	2,844,498

(*)   Includes Proprietary Technology.
(**) Goodwill at December 31, 2007 and December 31, 2006 corresponds principally to the Tubes segment.

11	Intangible assets, net (Cont.)

The geographical allocation of goodwill is presented below.

	Year ended December 31,
	2007	2006
South America	190,778	94,641
Europe	769	769
North America	1,957,490	1,132,310
	2,149,037	1,227,720

Impairment tests for goodwill

Goodwill is tested at the level of the CGUs. Impairment testing of the CGU is carried out and the value in use determined in accordance with the discounted cash flow method. In order to perform the test, Tenaris uses projections for the next 10 years based on past performance and expectations of market development. After the tenth year a perpetuity rate with no grow up increase was utilized. The discount rates used for these tests are based on Tenaris’ weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. Discount rates used range from 10% to 15%.

No impairment charge resulted from the tests performed.

12	Investments in associated companies

	Year ended December 31,
	2007	2006
At the beginning of the year	422,958	257,234
Translation differences	3,595	(4,016)
Equity in earnings of associated companies	94,888	95,260
Dividends and distributions received	(12,170)	-
Reorganization of Dalmine Energie, Lomond and others	83	10,014
Capitalization of convertible loan in Amazonia	-	40,505
Increase in equity reserves in Ternium	-	23,961

At the end of the year	509,354	422,958

The principal associated companies are:

		Percentage of ownership and voting rights at December 31,		Value at December 31,
Company	Country of incorporation	2007	2006	2007	2006
Ternium S.A.	Luxembourg	11.46%	11.46%	487,705	408,044
Dalmine Energie S.p.A.	Italy	0.00%	25.00%	-	8,402
Others	-	-	-	21,649	6,512
				509,354	422,958

12	Investments in associated companies (Cont.)

Summarized financial information of each significant associated company, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium S.A.		Dalmine Energie S.p.A. (a)
	2007	2006	2007	2006
Non-current assets	8,619,297	6,117,284	-	9,174
Current assets	5,148,013	2,653,255	-	227,394
Total assets	13,767,310	8,770,539	-	236,568
Non-current liabilities	5,415,071	1,875,894	-	5,017
Current liabilities	1,985,349	1,407,504	-	197,944
Total liabilities	7,400,420	3,283,398	-	202,961
Minority interest	1,914,210	1,729,583	-	-
Revenues	8,184,381	6,565,582	-	77,847
Gross profit	2,388,341	2,268,603	-	4,271
Net income for the period attributable to equity holders of the company	784,490	795,424	-	7,785

(a) Corresponds to the result of the one month period ended December 31, 2006.

13	Other investments – non current

	Year ended December 31,
	2007	2006
Deposits with insurance companies	14,661	13,937
Investments in other companies	12,568	12,724
Others	8,274	173
	35,503	26,834

14	Receivables – non current

	Year ended December 31,
	2007	2006
Government entities	5,637	5,798
Employee advances and loans	10,464	7,768
Tax credits	13,547	11,640
Trade receivables	1,135	1,144
Receivables from related parties	633	2,829
Receivables on off- take contract	4,439	8,377
Legal deposits	19,724	2,182
Derivative financial instruments	9,677	414
Other	9,065	15,206
	74,321	55,358
Allowances for doubtful accounts (see Note 23 (i))	(10,583)	(14,120)
	63,738	41,238

15	Inventories

	Year ended December 31,
	2007	2006
Finished goods	1,050,634	1,060,322
Goods in process	544,020	430,828
Raw materials	402,476	421,322
Supplies	389,188	328,324
Goods in transit	314,749	210,985
	2,701,067	2,451,781
Allowance for obsolescence (Note 24 (i))	(102,211)	(79,473)
	2,598,856	2,372,308

16	Receivables and prepayments

	Year ended December 31,
	2007	2006
Prepaid expenses and other receivables	37,727	59,346
Government entities	3,225	1,951
Employee advances and loans	10,886	8,677
Advances to suppliers and other advances	58,701	124,900
Government tax refunds on exports	34,519	33,387
Receivables from related parties	35,551	19,160
Derivative financial instruments	5,581	1,498
Miscellaneous	43,504	31,497
	229,694	280,416
Allowance for other doubtful accounts (see Note 24 (i))	(7,284)	(7,784)
	222,410	272,632

17	Current tax assets

	Year ended December 31,
	2007	2006
V.A.T. credits	126,674	123,366
Prepaid taxes	116,083	79,352
	242,757	202,718

18	Trade receivables

	Year ended December 31,
	2007	2006
Current accounts	1,651,012	1,544,202
Notes receivables	104,747	83,906
Receivables from related parties	17,604	19,919
	1,773,363	1,648,027
Allowance for doubtful accounts (see Note 24 (i))	(24,530)	(22,786)
	1,748,833	1,625,241

18	Trade receivables (Cont.)

The following table sets forth details of the age of trade receivables:

	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2007
Guaranteed	886,970	746,722	97,407	42,841
Not guaranteed	886,393	704,031	158,735	23,627
Guaranteed and not guaranteed	1,773,363	1,450,753	256,142	66,468
Allowance for doubtful accounts	(24,530)	-	(789)	(23,741)
Net Value	1,748,833	1,450,753	255,353	42,727

At December 31, 2006
Guaranteed	671,260	607,343	55,358	8,559
Not guaranteed	976,767	786,015	170,659	20,093
Guaranteed and not guaranteed	1,648,027	1,393,358	226,017	28,652
Allowance for doubtful accounts	(22,786)	-	-	(22,786)
Net Value	1,625,241	1,393,358	226,017	5,866

No material financial assets that are fully performing have been renegotiated in the last year.

19	Cash and cash equivalents, and Other investments

	Year ended December 31,
	2007	2006
Other investments
Financial assets	87,530	183,604

Cash and cash equivalents
Cash and short - term liquid investments	962,497	1,372,329

20	Borrowings

	Year ended December 31,
	2007	2006
Non-Current
Bank borrowings	2,858,122	2,823,052
Other loans	24,071	50,479
Finance lease liabilities	1,067	4,565
Costs of issue of debt	(13,794)	(21,050)
	2,869,466	2,857,046
Current
Bank Borrowings	1,119,004	707,610
Other loans	32,521	83,942
Bank Overdrafts	8,194	7,300
Finance lease liabilities	696	1,384
Costs of issue of debt	(9,636)	(6,039)
	1,150,779	794,197
Total Borrowings	4,020,245	3,651,243

20	Borrowings (Cont.)

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2007
Financial lease	696	524	269	106	168	-	1,763
Other borrowings	1,150,083	1,855,887	503,503	441,345	45,850	21,814	4,018,482
Total borrowings	1,150,779	1,856,411	503,772	441,451	46,018	21,814	4,020,245

Interest to be accrued	208,443	130,034	55,227	26,784	1,781	4,067	426,336
Total borrowings plus interest to be accrued	1,359,222	1,986,445	558,999	468,235	47,799	25,881	4,446,581

Significant borrowings include:

			In million of $
Disbursement date	Borrower	Type	Original	Outstanding	Maturity
May 2007	Tenaris	Syndicated	1,000.0	1,000.0	May 2009 (*)
October 2006	Siderca	Syndicated	480.5	416.6	October 2009
March 2005	Tamsa	Syndicated	300.0	300.0	March 2010
October 2006	Tamsa	Syndicated	700.0	622.2	October 2011
October 2006	Maverick	Syndicated	750.0	536.8	October 2011
October 2006	Dalmine	Syndicated	150.0	133.3	October 2011
May 2007	Hydril	Syndicated	300.0	300.0	May 2012

(*)At the company’s option this loan may be extended at a market rate until May 2012 notifying the agent at least three labor days before original maturity.

The main covenants on these loan agreements are stated in Note 27 a) and c).

Tenaris’ consolidated debt includes $90 million of Dalmine and $21 million of Confab secured by certain properties of these subsidiaries.

As of December 31, 2007, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2007 and 2006.  The changes in interest rate are basically due to changes in floating interest rate.

	2007	2006
Bank borrowings	5.80%	6.12%
Other loans	5.50%	5.50%
Finance lease liabilities	2.52. %	3.71%

20	Borrowings (Cont.)

Breakdown of long-term borrowings by currency and rate is as follows:

Non current bank borrowings

		Year ended December 31,
Currency	Interest rates	2007	2006
USD	Variable	3,448,850	3,140,894
USD	Fixed	18	10,289
EUR	Variable	34,268	40,462
EUR	Fixed	6,772	6,246
JPY	Fixed	-	11,854
BRS	Variable	20,596	25,938
		3,510,504	3,235,683
Less: Current portion of medium and long - term loans		(652,382)	(412,631)
Total non current bank borrowings		2,858,122	2,823,052

Non current other loans

		Year ended December 31,
Currency	Interest rates	2007	2006
COP	Variable	-	622
USD	Variable	26,412	52,853
		26,412	53,475
Less: Current portion of medium and long - term loans		(2,341)	(2,996)
Total non current other loans		24,071	50,479

Non current finance lease liabilities

		Year ended December 31,
Currency	Interest rates	2007	2006
EUR	Fixed	367	79
EUR	Variable	66	-
COP	Variable	74	185
USD	Fixed	14	-
JPY	Fixed	1,242	5,685
		1,763	5,949
Less: Current portion of medium and long - term loans		(696)	(1,384)
Total non current finance leases		1,067	4,565

The carrying amounts of Tenaris’ assets pledged as collateral of liabilities are as follows:

	Year ended December 31,
	2007	2006
Property, plant and equipment mortgages	366,960	554,078

20	Borrowings (Cont.)

Breakdown of short-term borrowings by currency and rate is as follows:

Current bank borrowings

		Year ended December 31,
Currency	Interest rates	2007	2006
USD	Variable	626,946	456,954
USD	Fixed	194,098	202,620
EUR	Variable	209,418	23,365
EUR	Fixed	1,432	1,146
JPY	Fixed	-	11,854
BRS	Variable	6,665	8,255
ARS	Fixed	32,383	-
NGN	Fixed	-	3,403
MXN	Fixed	40,981	-
VEB	Fixed	7,081	13
Total current bank borrowings		1,119,004	707,610

Bank overdrafts

	Year ended December 31,
Currency	2007	2006
USD	260	1,855
EUR	40	2,558
ARS	5,523	1,839
VEB	57	-
CAD	9	864
NOK	-	182
NGN	2,187	-
COP	116	-
RON	2	2
Total current bank overdrafts	8,194	7,300

Current other loans

		Year ended December 31,
Currency	Interest rates	2007	2006
EUR	Variable	28,920	73,183
USD	Variable	3,530	10,251
USD	Fixed	-	462
COP	Variable	-	46
AED	Variable	71	-
Total Current other loans		32,521	83,942

20	Borrowings (Cont.)

Current finance lease liabilities

		Year ended December 31,
Currency	Interest rates	2007	2006
EUR	Fixed	173	21
EUR	Variable	24	-
COP	Variable	74	121
JPY	Fixed	420	1,242
USD	Fixed	5	-
Total current finance leases		696	1,384

21	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The movement on the deferred income tax account is as follows:

	Year ended December 31,
	2007	2006
At the beginning of the year	700,304	158,521
Translation differences	27,666	2,570
Increase due to business combinations	353,845	560,450
Deconsolidation / Transfer to held for sale	(68,086)	2,971
Income statement credit	(97,799)	(17,386)
Effect of currency translation on tax base	(5,654)	(6,060)
Deferred employees' statutory profit sharing charge	12,970	(762)
At the end of the year	923,246	700,304

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	317,148	51,367	623,430	991,945
Translation differences	14,411	139	20,876	35,426
Increase due to business combinations	14,668	8,467	365,633	388,768
Deconsolidation / Transfer to held for sale	(4,641)	(7,611)	(63,661)	(75,913)
Income statement charge / (credit)	(41,127)	(12,742)	(52,521)	(106,390)
At December 31,2007	300,459	39,620	893,757	1,233,836

21	Deferred income tax (Cont.)

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	227,370	45,600	80,425	353,395
Translation differences	6,670	(308)	131	6,493
Increase due to business combinations	75,455	2,286	581,097	658,838
Deconsolidation / Transfer to held for sale	-	(6)	(163)	(169)
Income statement charge / (credit)	7,653	3,795	(38,060)	(26,612)
At December 31,2006	317,148	51,367	623,430	991,945

(a) Includes the effect of currency translation on tax base explained in Note 8

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(42,270)	(142,843)	(3,634)	(102,894)	(291,641)
Translation differences	(4,815)	(1,033)	(436)	(1,476)	(7,760)
Increase due to business combinations	(29,919)	(3,235)	(235)	(1,534)	(34,923)
Deconsolidation / Transfer to assets held for sale	9,655	3,321	51	(5,200)	7,827
Income statement charge / (credit)	20,612	138	2,858	(7,701)	15,907
At December 31, 2007	(46,737)	(143,652)	(1,396)	(118,805)	(310,590)

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(32,631)	(74,214)	(11,993)	(76,036)	(194,874)
Translation differences	(2,342)	(179)	(577)	(825)	(3,923)
Increase due to business combinations	(7,005)	(3,137)	(1,112)	(87,134)	(98,388)
Deconsolidation / Transfer to assets held for sale	975	-	-	2,165	3,140
Income statement charge / (credit)	(1,267)	(65,313)	10,048	58,936	2,404
At December 31, 2006	(42,270)	(142,843)	(3,634)	(102,894)	(291,641)

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to setoff current tax assets against current tax liabilities and (2) the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate setoff, are shown in the consolidated balance sheet:

	Year ended December 31,
	2007	2006
Deferred tax assets	(310,590)	(291,641)
Deferred tax liabilities	1,233,836	991,945
	923,246	700,304

 The amounts shown in the balance sheet include the following:

	Year ended December 31,
	2007	2006
Deferred tax assets to be recovered after more than 12 months	(74,741)	(79,811)
Deferred tax liabilities to be recovered after more than 12 months	1,214,468	849,730

22	Other liabilities

(i)	Other liabilities – Non current

	Year ended December 31,
	2007	2006
Employee liabilities
Employee's statutory profit sharing	51,217	64,196
Employee severance indemnity	59,862	67,598
Pension benefits	41,877	36,067
Employee retention and long term incentive program	11,120	-
	164,076	167,861

Taxes payable	8,723	8,842
Miscellaneous (*)	12,611	10,021
	21,334	18,863
	185,410	186,724

(*) For 2007 and 2006 includes $45 and $110 of Derivative financial instruments, respectively.

(a) Employees’ severance indemnity

The amounts recognized in the balance sheet are as follows:

	Year ended December 31,
	2007	2006
Total included in non - current Employee liabilities	59,862	67,598

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2007	2006	2005
Current service cost	7,877	8,737	7,846
Interest cost	3,054	2,851	2,771
Total included in Labor costs	10,931	11,588	10,617

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2007	2006	2005
Discount rate	4% - 5%	4% - 5%	5%
Rate of compensation increase	2% - 4%	2% - 4%	4%

(b) Pension benefits

The amounts recognized in the balance sheet are determined as follows:

	Year ended December 31,
	2007	2006
Present value of unfunded obligations	55,014	41,156
Unrecognized actuarial losses	(13,137)	(5,089)
Liability in the balance sheet	41,877	36,067

22	Other liabilities (Cont.)

(i)	Other liabilities – Non current (Cont.)

(b) Pension benefits (Cont.)

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2007	2006	2005
Current service cost	5,248	1,400	544
Interest cost	6,421	2,185	917
Net actuarial (losses) gains recognized in the year	(4,215)	(1,124)	329
Total included in Labor costs	7,454	2,461	1,790

Movement in the liability recognized in the balance sheet:

	Year ended December 31,
	2007	2006
At the beginning of the year	36,067	10,788
Translation differences	3,864	(654)
Transfers and new participants of the plan	(417)	992
Total expense	7,454	2,461
Contributions paid	(11,272)	(2,696)
Increase due to business combinations	8,631	25,307
Deconsolidation / Transfer to held for sale	(2,450)	(131)
At the end of the year	41,877	36,067

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2007	2006	2005
Discount rate	5% - 7%	5% - 7%	7%
Rate of compensation increase	2% - 5%	2% - 5%	2%

(ii)	Other liabilities – current

	Year ended December 31,
	2007	2006
Payroll and social security payable	187,851	148,146
Liabilities with related parties	7,846	2,237
Derivative financial instruments	15,506	2,090
Miscellaneous	41,001	35,228
	252,204	187,701

23	Non-current allowances and provisions

(i)	Deducted from non current receivables

	Year ended December 31,
	2007	2006
Values at the beginning of the year	(14,120)	(15,450)
Translation differences	141	153
Reversals / Additional allowances	(558)	(15)
Used	3,954	1,192
At December 31,	(10,583)	(14,120)

(ii)	Liabilities

	Year ended December 31,
	2007	2006
Values at the beginning of the year	92,027	43,964
Translation differences	6,747	2,999
Increase due to business combinations	2,997	11,394
Deconsolidation / Transfer to held for sale	(780)	-
Reversals / Additional provisions	22,393	12,146
Reclassifications	(4,534)	31,910
Used	(20,938)	(10,386)
At December 31,	97,912	92,027

24	Current allowances and provisions

(i)	Deducted from assets

Year ended December 31, 2007	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(22,786)	(7,784)	(79,473)
Translation differences	(1,383)	(385)	(3,949)
Increase due to business combinations	(1,222)	(534)	(13,517)
Deconsolidation / Transfer to assets held for sale	904	1	14,308
Reversals / Additional allowances	(5,065)	193	(24,371)
Reclassifications	-	-	(3,527)
Used	5,022	1,225	8,318
At December 31, 2007	(24,530)	(7,284)	(102,211)

Year ended December 31, 2006
Values at the beginning of the year	(24,962)	(13,087)	(85,750)
Translation differences	(1,274)	(575)	(4,151)
Increase due to business combinations	(1,673)	(188)	(253)
Deconsolidation / Transfer to assets held for sale	3,222	-	-
Reversals / Additional allowances	(1,449)	640	8,006
Used	3,350	5,426	2,675
At December 31, 2006	(22,786)	(7,784)	(79,473)

24	Current allowances and provisions (Cont.)

(ii)	Liabilities

Year ended December 31, 2007	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	20,094	6,551	26,645
Translation differences	350	1,221	1,571
Increase due to business combinations	3,471	-	3,471
Deconsolidation / Transfer to held for sale	(3,157)	-	(3,157)
Reversals / Additional allowances	4,035	7,450	11,485
Reclassifications	(3,527)	-	(3,527)
Used	(12,130)	(5,016)	(17,146)
At December 31, 2007	9,136	10,206	19,342

Year ended December 31, 2006
Values at the beginning of the year	3,489	33,456	36,945
Translation differences	112	2,690	2,802
Increase due to business combinations	16,700	781	17,481
Reversals / Additional allowances	840	808	1,648
Reclassifications	-	(27,977)	(27,977)
Used	(1,047)	(3,207)	(4,254)
At December 31, 2006	20,094	6,551	26,645

25	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other liabilities and Other receivables at the balance sheet date, in accordance with IAS 39, are:

	Year ended December 31,
	2007	2006
Contracts with positive fair values
Interest rate swap contracts	-	722
Forward foreign exchange contracts	15,258	1,188
Contracts with negative fair values
Interest rate swap contracts	(3,013)	(242)
Forward foreign exchange contracts	(12,538)	(1,958)

To partially hedge future interest payments, as well as to minimize the effect of floating rates, Tenaris has entered into a number of zero cost interest rate collars. In these contracts, the Company has agreed to exchange with the counterparty, at specified intervals, the difference between interest amounts calculated by reference to an agreed-upon notional principal amount, to the extent that it is lower than the floor or greater than the cap established in such contracts. A total notional amount of $2,300 million was covered by these instruments, of which $500 million remain open until the next interest rate fixing dates, which shall occur in May 2008.

25	Derivative financial instruments (Cont.)

Derivative financial instruments breakdown is as follows:

Variable interest rate swaps

				Fair Value
				Year ended December 31,
Type of derivative	Rate	Term	Notional Amount	2007	2006
Interest rate collars	Libor	2008	1,500,000	-	712
Interest rate collars	Libor	2008	800,000	(2,922)	-
Pay fixed / Receive variable	Euribor	2010	3,756	(91)	(232)
				(3,013)	480

Exchange rate derivatives

In addition to derivative transactions performed to achieve coverage against foreign exchange rate risk, Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) accounted them separately from their host contracts.

			Fair Value
			Year ended December 31,
Currencies	Contract	Term	2007	2006
USD / CAD	Embedded Canadian Dollar Forward Purchases	2017	9,677	-
USD / EUR	Euro Forward purchases	2008	1,408	870
JPY / USD	Japanese Yen Forward purchases	2008	(1,157)	(1,229)
CAD / USD	Canadian Dollar Forward sales	2008	3,062	318
BRL / USD	Brazilian Real Forward sales	2008	(126)	-
KWD / USD	Kuwaiti Dinar Forward sales	2008	(10,821)	(370)
COP / USD	Colombian Peso Forward sales	2008	111	-
RON / USD	Romanian Leu Forward sales	2008	87	-
GBP / USD	Great Britain Pound Forward sales	2008	152	-
USD / MXN	Mexican Peso Forward purchases	2008	327	-
ARS / USD	Argentine Peso Forward sales	2007	-	(359)
			2,720	(770)

Hedge Accounting

Tenaris only applies hedge acccounting for certain cash flow hedges of highly probable forecast transactions. The following are the derivatives or portions of derivatives taken in order to hedge the gross margin of sales in currencies other than the U.S. dollars and loans at variable rate, and the reserved amounts designated for hedge accounting as of December 31, 2007.

•	Foreign Exchange Hedge

			Fair Value
			Year ended December 31,
Currencies	Contract	Term	2007	2006
USD / EUR	Euro Forward purchases	2008	972	960
KWD / USD	Kuwaiti Dinar Forward sales	2008	(6,434)	(149)
			(5,462)	811

25	Derivative financial instruments (Cont.)

•	Interest Rate Hedge

					Fair Value
					Year ended December 31,
Type of Derivative	Rate	Term	Rate	Outstanding	2007	2006
Interest rate collars	Libor	2008	3.9% - 5.4%	1,500,000	-	712
Interest rate collars	Libor	2008	4.45% - 5.4%	800,000	(2,922)	-
Pay fixed / Receive variable	Euribor	2010	5.72%	3,756	(91)	555
					(3,013)	1,267

Since the implementation of hedge accounting, first quarter 2006, there has only been partial ineffectiveness during last period recognized in profit and loss for $0.3 million. The following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-05	Movements 2006	Equity Reserve Dec-06	Movements 2007	Equity Reserve Dec-07
Foreign Exchange	-	811	811	(6,273)	(5,462)
Interest Rate	-	1,267	1,267	(4,280)	(3,013)
Total Cash flow Hedge	-	2,078	2,078	(10,553)	(8,475)

26	Contingencies, commitments and restrictions on the distribution of profits

Contingencies:

Tenaris is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions (Notes 23 and 24) that would be material to Tenaris’ consolidated financial position or results of operations.

Asbestos-related litigation

Dalmine S.p.A. (“Dalmine”), a Tenaris subsidiary organized in Italy is currently subject to 13 civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980. In addition, another 43 asbestos related out-of-court claims and 1 civil party claim have been forwarded to Dalmine.

As of December 31, 2007, the total claims pending against Dalmine were 57 (of which, 3 are covered by insurance): during 2007, 29 new claims were filed, 2 claims were adjudicated, 2 claims were dismissed and no claim was settled. Aggregate settlement costs to date for Tenaris are Euro 5.1 million ($7.5 million). Dalmine estimates that its potential liability in connection with the claims not yet settled is approximately Euro 19.8 million ($29.1 million).

Accruals for Dalmine’s potential liability are based on the average of the amounts paid by Dalmine for asbestos-related claims plus an additional amount related to some reimbursements requested by the social security authority. The maximum potential liability is not determinable as in some cases the requests for damages do not specify amounts, and instead is to be determined by the court. The timing of payment of the amounts claimed is not presently determinable.

26	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

Maverick litigation

 On December 11, 2006, The Bank of New York (“BNY”), as trustee for the holders of Tenaris’ subsidiary Maverick Tube Corporation (“Maverick”) 2004 4% Convertible Senior Subordinated Notes due 2033 issued pursuant to an Indenture between Maverick and BNY (“Noteholders”), filed a complaint against Maverick and Tenaris in the United States District Court for the Southern District of New York. The complaint alleges that Tenaris’ acquisition of Maverick triggered the “Public Acquirer Change of Control” provision of Indenture, asserting breach of contract claim against Maverick for refusing to deliver the consideration specified in the “Public Acquirer Change of Control” provision of the Indenture to Noteholders who entered their notes for such consideration. This complaint seeks a declaratory judgment that Tenaris’ acquisition of Maverick was a “Public Acquirer Change of Control” under the Indenture, and asserts claims for tortuous interference with contract and unjust enrichment against Tenaris. Defendants filed a motion to dismiss the complaint, or in the alternative, for summary judgment on March 13, 2007.  Plaintiff filed a motion for partial summary judgment on the same date. Briefing on the motions has been completed. Because Law Debenture Trust Company of New York has succeeded BNY as trustee under the Indenture, on January 25, 2008 plaintiff and defendant have submitted a stipulation on the court substituting Law Debenture for BNY.

Tenaris believes that these claims are without merit. Accordingly, no provision was recorded in these Consolidated Financial Statements. Were plaintiff to prevail, Tenaris estimates that the recovery would be approximately $50 million.

Customer Claim

A lawsuit was filed on September 6, 2007 against Maverick, alleging negligence, gross negligence and intentional acts characterized as fraudulent inducement concerning allegedly defective well casing. Plaintiff alleges the complete loss of one natural gas production well and “formation damage” that precludes further exploration and production at the well site. Plaintiff seeks compensatory and punitive damages of $25 million. On September 10, 2007, this lawsuit was tendered to Maverick’s insurer and on September 26, 2007, Maverick received the insurer’s agreement to provide a defense.  The insurer has reserved its rights regarding any potential indemnity obligation.  No provision related to this claim was recorded in these Consolidated Financial Statements.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARP 76.8 million (approximately $24.4 million) at December 31, 2007, in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in these Consolidated Financial Statements.

European Commission Fine

On January 25, 2007, the Court of Justice of the European Commission confirmed the December 8, 1998 decision by the European Commission to fine eight international steel pipe manufacturers, including Dalmine, for violation of European competition laws. Pursuant to the Court’s decision, Dalmine is required to pay a fine of Euro 10.1 million plus interest (approximately $13.3 million plus interest). Since the infringements for which the fine was imposed took place prior to the acquisition of Dalmine by Tenaris in 1996, Dalmine’s former owner has reimbursed Dalmine for 84.1% of the fine. The remaining 15.9% of the fine has been paid out in 2007 of the provision that Dalmine established in 1999 for such proceeding.

26	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

Commitments:

Set forth is a description of Tenaris’ main outstanding commitments:

•
A Tenaris company is a party to a ten year raw material purchase contract with QIT, under which it committed to purchase steel bars, with deliveries starting in July 2007. The estimated aggregate amount of the contract at current prices is approximately $292 million.

•
A Tenaris company is a party to a five year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007. Prices are adjusted quarterly in accordance with market conditions and the estimated aggregate amount of the contract at current prices is approximately $1,077 million.

•
A Tenaris company is a party to a steel supply agreement with IPSCO, under which it is committed to purchase steel until 2011. Prices are adjusted monthly or quarterly and the estimated aggregate amount of the contract at current prices is approximately $127 million. Each party may terminate this agreement at any time upon a one-year notice.

•
A Tenaris company is a party to transportation capacity agreements with Transportadora de Gas del Norte S.A. for capacity of 1,000,000 cubic meters per day until 2017. As of December 31, 2007, the outstanding value of this commitment was approximately $53 million. The Tenaris company also expects to obtain additional gas transportation capacity of 315,000 cubic meters per day until 2027. This commitment is subject to the enlargement of certain pipelines in Argentina.

•
In August 2004 Matesi Materiales Siderúrgicos S.A. (“Matesi”) entered into a ten-year off-take contract pursuant to which Matesi is required to sell to a Tenaris affiliate Sidor S.A. (“Sidor”) on a take-or-pay basis 29.9% of Matesi’s HBI production. In addition, Sidor has the right to increase its proportion on Matesi’s production by an extra 19.9% until reaching 49.8% of Matesi’s HBI production. Under the contract, the sale price is determined on a cost-plus basis. The contract is renewable for additional three year periods unless Matesi or Sidor objects its renewal more than a year prior to its termination.

•
In July 2004, Matesi a Tenaris subsidiary organized in Venezuela, entered into a twenty-year agreement with C.V.G. Electrificación del Caroní, C.A. (“Edelca”) for the purchase of electric power under certain take-or-pay conditions, with an option to terminate the contract at any time upon three years notice. The outstanding value of the contract at December 31, 2007 is approximately $44.5 million.

•
A Tenaris company is party to a contract with Siderar for the supply of steam generated at the power generation facility owned by Tenaris in San Nicolás, Province of Buenos Aires, Argentina.  Under this contract, the Tenaris company is required to provide 250 tn/hour of steam and Siderar has the obligation to take or pay this volume. The contract is due to terminate in 2018.

26	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

Restrictions on the distribution of profits:

As of December 31, 2007, shareholders' equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2007	2,399,973
Total shareholders equity in accordance with Luxembourg law	4,308,297

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2007, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.
The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2007, the distributable reserve, including retained earnings and profit for the financial year, of Tenaris under Luxembourg law totals $2.4 billion, as detailed below.

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2006 under Luxembourg law	1,527,096
Dividends received	1,371,625
Other income and expenses for the year ended December 31, 2007	8,883
Dividends paid	(507,631)
Retained earnings at December 31, 2007 under Luxembourg law	2,399,973

27	Business combinations and other acquisitions

(a) Acquisition of Hydril Company

On May 7, 2007, Tenaris paid approximately $2.0 billion to acquire Hydril, a North American manufacturer of premium connections and pressure control products for the oil and gas industry. To finance the acquisition, Tenaris entered into syndicated loans in the amount of $2.0 billion, of which $0.5 billion were used to refinance an existing loan in the Company. The balance of the acquisition cost was paid out of cash on hand. Of the loan amount, $1.7 billion was allocated to the Company and the balance to Hydril.

27	Business combinations and other acquisitions (Cont.)

(a) Acquisition of Hydril Company (Cont.)

The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, restrictions in investments and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio in Hydril’s syndicated loan agreement, and leverage ratio and debt service coverage ratio in the Company’s syndicated loan agreement). In addition, Hydril’s syndicated loan agreement has certain restrictions in capital expenditures. The Company’s syndicated loan agreement is secured with a pledge of 100% of Hydril’s shares; upon each payment or prepayment under this agreement, the number of shares subject to the pledge shall be reduced proportionally, and the pledge will be completely released immediately after the aggregate outstanding principal amount of the loan is less than or equal to $0.6 billion. The Company is initially allowed to make payments such as dividends, repurchase or redemption of shares up to the greater of $0.5 billion or 25% of the consolidated operating profit for the previous fiscal year; once the outstanding amount of this facility does not exceed $1.0 billion, no such restrictions apply.

On November 8, 2007, the Company prepaid loans under the Company’s syndicated loan agreement in a principal amount of $0.7 billion plus accrued interest thereon to such date. As a result of such prepayment, all dividend restrictions under the syndicated loan agreement ceased to apply; in addition, the Company is entitled of reducing proportionally the number of shares pledged in connection therewith.

Tenaris began consolidating Hydril’s balance sheet and results of operations since May, 2007.

Pro forma data including acquisitions for all of 2007

Had the Hydril transaction been consummated on January 1, 2007, then Tenaris’s unaudited pro forma net sales and net income from continuing operations would have been approximately $10.1 billion and $2.0 billion, respectively. These pro forma results were prepared based on public information and unaudited accounting records maintained under U.S. GAAP prior to such acquisition and adjusted by depreciation and amortization of tangible and intangible assets and interest expense of the borrowing incurred for the acquisition as described in Note 27(a) considering the repayment stated in Note 27(c). Carrying amounts of assets, liabilities and contingent liabilities in Hydril’s books, determined in accordance with IFRS, immediately before the combination are not disclosed separately, as Hydril did not report IFRS information.

(b) Minority Interest

During the year ended December 31, 2007, additional shares of Silcotub and Dalmine were acquired from minority shareholders for approximately $3.3 million.

Effective July 12, 2007 Silcotub was delisted from the Romanian Stock Exchange.

(c)  Acquisition of Maverick

On October 5, 2006, Tenaris completed the acquisition of Maverick, pursuant to which Maverick was merged with and into a wholly owned subsidiary of Tenaris. On that date, Tenaris paid $65 per share in cash for each issued and outstanding share of Maverick’s common stock. The value of the transaction at the acquisition date was $3,160 million, including Maverick’s financial debt. Tenaris began consolidating Maverick’s balance sheet and results of operations in the fourth quarter of 2006.

27	Business combinations and other acquisitions (Cont.)

(c)  Acquisition of Maverick (Cont.)

To finance the acquisition and the payment of related obligations, the Company and certain Tenaris entities entered into syndicated loan facilities in an aggregate of $2.7 billion; the balance was met from cash on hand. In connection with the financing of the Maverick acquisition 75% of the issued and outstanding shares of Maverick were initially pledged. Immediately upon each payment or prepayment under the Company loan agreement, the number of shares subject to the pledge shall be reduced by the percentage by which the aggregate outstanding principal amount of the loans under such agreement is reduced by operation of such payment or prepayment until the aggregate outstanding principal amount of such loans is less than or equal to $ 250 million. In addition, Tamsa and Siderca granted drag-along rights in favor of the lenders under the Company loan agreement with respect to the remaining 25% of the issued and outstanding shares of capital stock of Maverick.

The Company syndicated loan facility in an aggregate principal amount of $500 million, which had been incurred in connection with the Maverick acquisition, was prepaid in its entirety in May 2007. As a result of such prepayment the pledge on Maverick’s shares was fully released and the drag-alone rights in favor of the lenders were terminated. During 2007, Maverick’s syndicated loan was partially prepaid in an amount of $210 million and Tenaris’s subsidiary Algoma Tubes syndicated loan facility in an aggregate amount of $100 million was prepaid in its entirety.

(d) Tenaris Capitalization of Mandatory Convertible debt into shares of Ternium S.A. (“Ternium”)

On February 6, 2006, Ternium completed its initial public offering, issuing an additional 248,447,200 shares (equivalent to 24,844,720 ADS) at a price of $2.00 per share, or $20.00 per ADS. The Company received an additional 20,252,338 shares upon the mandatory conversion of its loans to Ternium. In addition to the shares issued to the Company, Ternium issued shares to other shareholders corresponding to their mandatory convertible loans. On February 23, 2006, the underwriters of Ternium’s IPO exercised an overallotment option under which Ternium issued an additional 37,267,080 shares (equivalent to 3,726,708 ADS). As a result of the IPO and the conversion of loans, as of February 6, 2006, Tenaris’ ownership stake in Ternium amounted to 11.46%. The effect of these transactions resulted in an additional increase of the Company’s proportional ownership in Ternium’s equity of approximately $26.7 million, which Tenaris recognized in Other Reserves in equity.

At December 31, 2007, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $40.11 per ADS, giving Tenaris’ ownership stake a market value of approximately $921 million. At December 31, 2007, the carrying value of Tenaris’ ownership stake in Ternium was approximately $488 million.

(e) Acquisition of a steel pipe business in Argentina

On January 31, 2006, Siat S.A., a Tenaris subsidiary organized in Argentina, acquired the welded pipe assets and facilities located in Villa Constitución, Province of Santa Fe, Argentina, belonging to Industria Argentina de Acero, S.A. (“Acindar”) for $29.3 million. The facilities acquired have an annual capacity of 80,000 tons of welded pipes.

27	Business combinations and other acquisitions (Cont.)

The assets and liabilities arising from the acquisitions are as a follows:

	Year ended December 31,
	2007	(*)	2006	(*)
Other assets and liabilities (net)	(348,876)		(692,956)
Property, plant and equipment	152,540		460,937
Customer relationships	593,800		1,493,800
Trade names	149,100		-
Proprietary technology	333,400		-
Goodwill	1,042,015		1,114,287
Net assets acquired	1,921,979		2,376,068
Minority interest	5,283		11,181
Sub-total	1,927,262		2,387,249
Cash-acquired	117,326		70,660
Purchase consideration	2,044,588		2,457,909
Liabilities paid as part of purchase agreement	-		743,219
Total disbursement	2,044,588		3,201,128

(*) Includes costs directly attributable to the acquisition.

During 2007, businesses acquired in that year contributed revenues of $430.8 million and net income of $44.5 million to Tenaris. During 2006, businesses acquired in that year contributed revenues of $432.0 million and net income of $14.5 million to Tenaris during that period. Net income does not include financial costs related to the operations recorded in other subsidiaries different from Hydril and Maverick.

28	Cash flow disclosures

(i)	Changes in working capital	Year ended December 31,
		2007	2006	2005
	Inventories	(252,810)	(455,567)	(101,143)
	Receivables and prepayments	2,080	(181,878)	1,513
	Trade receivables	(115,838)	(226,678)	(387,240)
	Other liabilities	127,434	7,605	34,526
	Customer advances	113,548	236,446	(14,156)
	Trade payables	15,161	150,555	32,561
		(110,425)	(469,517)	(433,939)
(ii)	Income tax accruals less payments

	Tax accrued	833,378	873,967	568,753
	Taxes paid	(1,226,433)	(817,131)	(419,266)
		(393,055)	56,836	149,487
(iii)	Interest accruals less payments, net
	Interest accrued	183,995	32,237	29,236
	Interest received	62,697	11,150	17,227
	Interest paid	(267,994)	(21,478)	(44,544)
		(21,302)	21,909	1,919
(iv)	Cash and cash equivalents
	Cash and bank deposits	962,497	1,372,329	707,356
	Bank overdrafts	(8,194)	(7,300)	(24,717)
	Restricted bank deposits	-	(21)	(2,048)
		954,303	1,365,008	680,591

29	Current and non current assets held for sale and discontinued operations

Subsequent event: Sale of the pressure control business

On January 28, 2008, Tenaris entered into an agreement with General Electric Company (GE) pursuant to which it will sell to GE the pressure control business acquired as part of the Hydril transaction for an amount equivalent on a debt-free basis to $1,115 million. The agreement is subject to governmental and regulatory approvals and other customary conditions and is expected to close during the second quarter of 2008.

 Sale of Dalmine Energie

On December 1, 2006, Tenaris completed the sale of a 75% participation of Dalmine Energie, its Italian supply business, to E.ON Sales and Trading GmbH, a wholly owned subsidiary of E.ON Energie AG (“E.ON”) and an indirect subsidiary of E.ON AG for a purchase price of $58.9 million.

On November 5, 2007, Tenaris completed the sale of its remaining 25% interest in Dalmine Energie to E.ON Sales and Trading GmbH, an indirect subsidiary of E.ON AG (E.ON), for a purchase price of approximately $28 million.

Analysis of the result of discontinued operations:

	Year ended December 31,
	2007	2006	2005

Net sales	238,220	503,051	526,406
Cost of sales	(157,356)	(486,312)	(513,393)
Gross profit	80,864	16,739	13,013
Selling, general and administrative expenses	(36,441)	(8,025)	(10,259)
Other operating income	135	2,469	-
Other operating expenses	(566)	-	(220)
Operating income	43,992	11,183	2,534
Interest income	66	603	453
Interest expense	(115)	(1,062)	(875)
Other financial results	3	475	(730)
Income before equity in earnings of associated companies and income tax	43,946	11,199	1,382
Gain on disposal of subsidiary	-	39,985	-
Income before income tax	43,946	51,184	1,382
Income tax	(9,454)	(4,004)	(1,385)
Income for discontinued operations	34,492	47,180	(3)

For 2007, cash flow from operating activities (net income plus depreciation and changes in working capital and other) amounted to $42.1 million.  Cash flows used in investing and financing activities amounted to $8.6 and $22.0 million, respectively.  These amounts were estimated only for disclosure purposes, as cash flows from these discontinued operations were not managed separately from other cash flows.

Cash of discontinued operations increased $2.3 million and decreased by $1.0 million 2006 and 2005 respectively mainly from operating activities.

Current and non current assets and liabilities held for sale
Year ended December 31, 2007

Property, plant and equipment, net	63,629
Intangible assets, net	302,029
Inventories	158,828
Trade receivables	79,220
Other assets	47,454

Total current and non current assets held for sale	651,160

Deferred tax liabilities	75,913
Customer advances	115,483
Trade payables	54,522
Other liabilities	21,124

Liabilities associated with current and non-current assets held for sale	267,042

30	Related party transactions

Pursuant to recent Luxembourg legislation implementing the EU Transparency Directive, San Faustín N.V. has notified the Company that it owns 713,605,187 shares in the Company, representing 60.4% of the Company’s capital and voting rights. San Faustín N.V. owns all of its shares in the Company through its wholly-owned subsidiary I.I.I. Industrial Investments Inc..  Rocca & Partners S.A. controls a significant portion of the voting power of San Faustín N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of, San Faustín N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies. There are no controlling shareholders for Rocca & Partners. Tenaris’ directors and executive officers as a group own 0.2% of the Company’s outstanding shares, while the remaining 39.4% are publicly traded.

The following transactions were carried out with related parties:

	At December 31, 2007
		Associated (1)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	98,141	39,307	137,448
	Sales of services	18,712	5,110	23,822
		116,853	44,417	161,270

	(b) Purchases of goods and services
	Purchases of goods	254,063	27,277	281,340
	Purchases of services	94,152	70,205	164,357
		348,215	97,482	445,697

	At December 31, 2006
		Associated (2)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	120,890	56,524	177,414
	Sales of services	18,852	3,664	22,516
		139,742	60,188	199,930

	(b) Purchases of goods and services
	Purchases of goods	103,003	33,930	136,933
	Purchases of services	17,168	80,485	97,653
		120,171	114,415	234,586

	At December 31, 2005
		Associated (3)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	104,054	75,948	180,002
	Sales of services	7,499	7,830	15,329
		111,553	83,778	195,331

	(b) Purchases of goods and services
	Purchases of goods	67,814	33,949	101,763
	Purchases of services	15,773	63,220	78,993
		83,587	97,169	180,756

30	Related party transactions (Cont.)

	At December 31, 2007
		Associated (4)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	45,773	8,015	53,788
	Payables to related parties	(61,597)	(7,379)	(68,976)
		(15,824)	636	(15,188)

	(b) Financial debt
	Borrowings (7)	(27,482)	-	(27,482)

	At December 31, 2006
		Associated (5)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	25,400	14,429	39,829
	Payables to related parties	(37,920)	(13,388)	(51,308)
		(12,520)	1,041	(11,479)

	(b) Other balances
	Receivables	2,079	-	2,079

	(c) Financial debt
	Borrowings (8)	(60,101)	-	(60,101)

	At December 31, 2005
		Associated (6)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	30,988	15,228	46,216
	Payables to related parties	(21,034)	(8,413)	(29,447)
		9,954	6,815	16,769

	(b) Other balances	42,437	-	42,437

	(c) Financial debt
	Borrowings (9)	(54,801)	-	(54,801)

(1) Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V. group (“Lomond”), Dalmine Energie S.p.A. (“Dalmine Energie”) (until October 2007), Socotherm Brasil S.A. (“Socotherm”), Hydril Jindal Internacional Private Ltd. and TMK – Hydril JV.
(2) Includes Ternium, Condusid, Finma (as from September 2006), Lomond (as from October 2006) and Dalmine Energie (as from December 2006).
(3) Includes Condusid, Ylopa, Amazonia and Sidor C.A. (“Sidor”) up to September 2005. As from October 2005 it includes Ternium and Condusid.
(4) Includes Ternium, Condusid, Finma, Lomond, Socotherm, Hydril Jindal Internacional Private Ltd. and TMK – Hydril JV.
(5) Includes Ternium, Condusid, Finma, Lomond and Dalmine Energie.
(6) Includes Ternium and Condusid.
(7) Includes convertible loan from Sidor to Materiales Siderurgicos S.A. (“Matesi”) of $26.4 million at December 31, 2007.
(8) Includes convertible loan from Sidor to Matesi of $58.4 million at December 31, 2006.
(9) Includes convertible loan from Sidor to Matesi at December 31, 2005.

(i)	Officers and directors’ compensation

The aggregate compensation of the directors and executive officers earned during 2007, 2006 and 2005 amounts to $19.0 million, $16.8 million and $14.3 million respectively.

31	Principal subsidiaries

The following is a list of Tenaris principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2007, 2006 and 2005.

Company	Country of Organization	Main activity	Percentage of ownership at December 31, (*)
			2007	2006	2005
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries (a)	Brazil	Manufacturing of welded steel pipes and capital goods	39%	39%	39%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL CANADIAN COMPANY LIMITED PARTNERSHIP	Canada	Manufacturing of steel products	100%	0%	0%
HYDRIL COMPANY and subsidiaries (except detailed) (b)	USA	Manufacturing of steel products	100%	0%	0%
HYDRIL LLC	USA	Manufacturing of pressure control products	100%	0%	0%
HYDRIL S.A. DE C.V.	Mexico	Manufacturing of steel products	100%	0%	0%
HYDRIL U.K. LTD.	United Kingdom	Manufacturing of steel products	100%	0%	0%
INVERSIONES BERNA S.A.	Chile	Financial Company	100%	100%	100%
MATESI. MATERIALES SIDERURGICOS S.A.	Venezuela	Production of hot briquetted iron (HBI)	50%	50%	50%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	0%
MAVERICK TUBE. LLC	USA	Manufacturing of welded steel pipes	100%	0%	0%
MAVERICK TUBE. LP (c)	USA	Manufacturing of welded steel pipes	0%	100%	0%
NKKTUBES K.K.	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PRECISION TUBE HOLDING LLC (f)	USA	Holding company	0%	100%	0%
PRECISION TUBE TECHNOLOGY LP (f)	USA	Manufacturing of welded steel pipes	0%	100%	0%
PRUDENTIAL STEEL LTD	Canada	Manufacturing of welded steel pipes	100%	100%	0%
REPUBLIC CONDUIT MANUFACTURING	USA	Manufacturing of welded steel pipes	100%	100%	0%
S.C. DONASID S.A.	Romania	Manufacturing of steel products	99%	99%	99%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	97%	85%
SIAT S.A.	Argentina	Manufacturing of welded steel pipes	82%	82%	82%
SIDERCA S.A.I.C. and subsidiaries (except detailed) (d)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
SIDTAM LTD.	British Virgin Islands	Holding Company	100%	100%	100%
SOCOMINTER S.A.	Venezuela	Marketing of steel products	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA. (except detailed) (e)	Madeira	Holding Company	100%	100%	100%
TAVSA - TUBOS DE ACERO DE VENEZUELA SA	Venezuela	Manufacturing of seamless steel pipes	70%	70%	70%
TENARIS COILED TUBES. LLC	USA	Manufacturing of welded steel pipes	100%	0%	0%
TENARIS CONNECTION AG LTD. and subsidiaries (except detailed)	Liechtenstein	Ownership and licensing of steel technology	100%	100%	100%
TENARIS FINANCIAL SERVICES	Uruguay	Financial Company	100%	100%	100%

31	Principal subsidiaries (Cont.)

Company	Country of Organization	Main activity	Percentage of ownership at December 31, (*)
			2007	2006	2005
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (g)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS HICKMAN. L.P.	USA	Manufacturing of welded steel pipes	100%	100%	0%
TENARIS INVESTMENTS LTD and subsidiaries (except detailed)	Ireland	Holding company	100%	100%	100%
TUBOS DE ACERO DE MEXICO SA	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TUBOS DEL CARIBE LTDA.	Colombia	Manufacturing of welded steel pipes	100%	100%	0%

(*) All percentages rounded.
(a) Tenaris holds 99% of the voting shares of Confab Industrial S.A. Tenaris holds 39% of Confab’s subsidiaries except for Tenaris Confab Hastes de Bombeio S.A.where it holds 70%.
(b) Tenaris holds 100% of Hydril’s subsidiaries except for Technical Drilling & Production Services Nigeria Ltd. and Hydril Pressure Control Private Limited where it holds 60% and 49% respectively.
(c) Merged during 2007 into Maverick Tube, LLC.
(d) Tenaris holds 100% of Siderca’s subsidiaries, except for Scrapservice S.A. and Information Systems and Technologies N.V. where it holds (in both cases) 75%.
(e) Tenaris holds 100% of Talta – Trading e Marketing Sociedade Unipessoal and subsidiaries except for Energy Network, where it holds 95%.
(f) Merged during 2007 into Tenaris Coiled Tubes, LLC.
(g) Tenaris holds 100% of Tenaris Global Services S.A. and subsidiaries, except for Tenaris Supply Chain S.A. where it holds 98%.

Ricardo Soler
Chief Financial Officer